

Chatter

The App That Keeps on Giving

Live chat with friends, celebs & meet new people by FaceTime!

WELL, THIS IS ODD...

 

Chatter

1

WHAT EXACTLY IS CHATTER?

The **go-to** destination to meet new people, video chat with friends and run into celebs in a **live**, **real time** environment.

"It's ok to FaceTime me, in fact I want you to!"



Chatter

GOAL

To become the most used **1-1 video** **chatting** app in the **world**.





CHATTER TODAY

- **$630,000** of Angel Round funding

- **50+ Major Celebrities** on the Platform

- Stars with over **200M+** combined followers

- **16k users** in only 2 months since launch

Executive Management



Pasha King
CEO

Previous exit @ $10M for goCharge
500Startups Alum, Carnegie Mellon



Teague Egan
Chief Chatter Officer

Investor in 20+ startups
w/ Innovation Factory, USC



Keith Selvin
CTO

Star Ambassadors & Marketing



Flo Rida
Strategic Investor
& ★Ambassador



Kamil Hoge
Head ★ Ambassador

Formerly ran
Shredz Marketing,
Dan Bilzerian Former Manager



Skylar Hauswirth
★Ambassador

Founder of Maham Models
& Model Beach Volleyball

Dev Team



Edgar Eler
Lead Backend Developer
17 years experience



Daniel Langh
Lead iOS
14 years experience



Bogoi Bogdanov
Lead Android Developer
12 years experience



Eugene Ross
Lead Designer



5 Dev Interns

THEORY:

1. People want to FaceTime friends more. In the current environment, it feels awkward to FaceTime anyone except your best friend.

Solution





Sketch
9:41 AM
42%
STARS
FRIENDS
MATCHES
MOMENTS
LIVE
Derek Jeter
LIVE
P Diddy
LIVE
Ray Lewis
LIVE
Leonardo DiCaprio
LIVE
Tony Hawk
Harrison Ford



Sketch
9:41 AM
42%
STARS
FRIENDS
MATCHES
MOMENTS
LIVE
James Cameron
LIVE
Amanda Lewis
LIVE
Matt Julis
Halle Staciou
Derek Wise
Juno Forut

Chatter

Theory (continued):



2. If given a choice, people would rather meet others through a **FaceTime call** rather than go down the Tinder ➡ text and waste time ➡ meet and get catfished **rabbit hole**.

3. Celebs are willing to host **1 minute FaceTimes** for fans for charity becuase it's **easier** than galas, fun, and a more **real** connection.



Proof is in the pudding - they're doing it on Chatter already and we just launched in **January**.

Chatter

FEATURES









Sketch
9:41 AM
42%
STARS
FRIENDS
MATCHES
MOMENTS
LIVE
Derek Jeter
P Diddy
Ray Lewis
Leonardo DiCaprio
Tony Hawk
Harrison Ford
Johnny Depp
Matthew McConaughey
Post Malone
Home
Chat n Chill
We Care

Sketch
9:41 AM
42%
STARS
FRIENDS
MATCHES
MOMENTS
LIVE
James Cameron
Amanda Lewis
Matt Julis
Halle Staciou
Derek Wise
Juno Forut
William Lacure
James Witen
Emilio Lastare
Home
Chat n Chill
We Care

Sketch
9:41 AM
42%
STARS
FRIENDS
MATCHES
MOMENTS
New Matches 4
Stacey
Alex
Julie
Janeet
Messages 2
Jaime
Hey there :)
Lucy
Oh, I'll be seeing you again ;)
Hillary
Yeah, sounds good to me!
Rose
Meet me by the water!
Home
Chat n Chill
We Care

Sketch
9:41 AM
42%
STARS
FRIENDS
MATCHES
MOMENTS
The new Kicks on the block.
Chatter game report.
Phone Status
Firework show off!
Just Travel
Grad SZN.
Tokyo Tour.
Festival Time
Seattle Nights
Surfs Up!
Home
Chat n Chill
We Care

Stars

See which celebrity is active and have a chance to FaceTime them to support charity!

Friends

See who out of your friends is active and wanting to FaceTime!

Matches

See who've been paired with and come back here to chat or have a real conversation on FaceTime!

Moments

See what exciting things are happening within the app!



Chatter

Chat N Chill

Our **algorithms** match you based on **interests** (pulled from Facebook), **geo-location** (if desired), and age.

We **strive** to make the connection more real and **meaningful**.

 Users gain stars from other users, users with the most stars go to the popular page!

 Add some as a favorite! If they add you back, it's a **match**!

 On to the next one! Tap here to connected with another user!





You have the ability to leave a chat, mute the other person, flip your camera around or if needed, report them.

Chatter

BUMP INTO STARS



When stars go **live**, you can **donate** to their cause for a chance to win a **FaceTime** with them!

To chat with a star of your choice, be one of the **first** persons to **donate** to their cause.

See who you're chatting with. See where they're from and see what their **Star Power** is.

Chatter

STAR POSTS


Sean Diddy Combs ✓
@diddy

Follow

Go to ChatterForACause.com and bid for a chance to FaceTime with your fav celebs! Proceeds go to charity! #TeamLove


Chatter - Video Chat With Your Favorite Stars
DOWNLOAD FOR IOS TODAY! Chatter allows stars to Video Chat with their fans while raising money for important causes.
chatterforacause.com


DJ KHALED ✓
@djkhaled

Follow

Go to ChatterForACause.com and bid for a chance to FaceTime with your fav celebs! Proceeds go to charity! Helping others is a major 🔑 !!


Chatter - Video Chat With Your Favorite Stars
DOWNLOAD FOR IOS TODAY! Chatter allows stars to Video Chat with their fans while raising money for important causes.
chatterforacause.com


Jamie Foxx ✓
@iamjamiefoxx

Follow

I'm doing a live FaceTime with a lucky fan on ChatterForCharity.com soon
-Download the Chatter app
-Find me
#OneLove


Chatter - Video Chat With Your Favorite Stars
DOWNLOAD FOR IOS TODAY! Chatter allows stars to Video Chat with their fans while raising money for important causes.
chatterforacause.com


Tony Hawk ✓
@tonyhawk

Follow

The winner of my @chatterstars offer gets a 20-minute FaceTime "demo" with me & other pro skaters on my vert ramp:
qgzq.app.link/GPkCNwWT3B





144, 271 views


uldouz



▶ 109,220 views


Chatter
11

STAR TRACTION

Stars signed up have a combined total reach of
200,000,000+ Fans

 **Tony Hawk**
21.1 Million Followers

 **Leonardo DiCaprio**
41 Million Followers

 **King Bach**
16.6 Million Followers

 **Flo Rida**
24.7 Million Followers

 **Jen Selter**
18.9 Million Followers

 **Ray Lewis**
2.7 Million Followers

 **Sara Underwood**
6.9 Million Followers

 **DJ Khaled**
20 Million Followers

 **Amanda Cerny**
12.2 Million Followers

and many, many more...

Chatter

Chatter is raising a **$1M Seed** privately and **$1M** on **WEFUNDER**. Campaign launching **May 17th**!



Pasha King
Chief Executive Officer

E: pasha@chatterforcharity.com

P: (786) 200-3429